SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 17, 2009

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated February 16, 2009 announcing that the Financial Industry Regulatory Authority (“FINRA”) awarded STMicroelectronics an amount of approximately $406 million against Credit Suisse Securities (USA) LLC.

PR No. C2595C

FINRA Awards STMicroelectronics $406 Million Against Credit Suisse Securities (USA) LLC

Geneva, February 16, 2009 - STMicroelectronics (NYSE: STM) announced today that an arbitration panel of the Financial Industry Regulatory Authority (“FINRA”) - in a full and final resolution of the issues submitted for determination - awarded STMicroelectronics, in connection with the sales by Credit Suisse Securities (USA) LLC ("Credit Suisse") to the Company of unauthorized “auction rate securities,” an amount of approximately $406 million comprising compensatory damages, as well as interest, attorney's fees, and consequential damages, which were assessed against Credit Suisse. In addition, ST is entitled to retain the about $25 million interest award which had already been paid.

As previously noted in its 20-F filing of March 2008, STMicroelectronics N.V. had instituted the arbitration against Credit Suisse in connection with the unauthorized purchase by Credit Suisse of collateralized debt obligations and credit link notes instead of the Federally guaranteed student loan securities that had been specifically mandated by the Company for purchase.

Over time, as the credit market negatively developed, the Company recorded other-than-temporary impairment charges for a cumulated amount of  $173 million.

Payments by Credit Suisse pursuant to the arbitration award will result in a further strengthening of ST's financial position by increasing current liquidity by about $406 million, against a $242 million less balance in Non Current Assets. At collection, ST will transfer ownership of its portfolio of unauthorized “auction rate securities” with Credit Suisse, and should be able to record a pre-tax gain of about $163 million to reverse impairment losses accrued in Income Statement of prior periods.

For additional information, please see: http://finraawardsonline.finra.org/turing.aspx?doc=41723

Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and

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assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,” “would be” or “anticipates” or similar expressions or the negative thereof or other variations thereof, or by discussions of strategy, plans or intentions. Some of the risk factors we face are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the SEC on March 3, 2008 and  in our Press release dated January 27, 2009 filed with the SEC under form 6-K on January 28th. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including our Form 20-F, could have a material adverse effect on our results of operations or financial condition.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2008, the Company's net revenues were $9.84 billion. Further information on ST can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: February 17, 2009	By:	/s/ Carlo Ferro
		Name:	Carlo Ferro
		Title:	Executive Vice President and
Chief Financial Officer